Filed Pursuant to Rule 433

Registration No. 333-227358

September 9, 2019

Final Term Sheet
$1,000,000,000 3.550% Senior Notes due 2029

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.

Ratings (Moody’s / S&P / Fitch)*:	Ba1 / BBB- / BBB-

Security Type:	Senior unsecured

Legal Format:	SEC-registered

Pricing Date:	September 9, 2019

Settlement Date (T+5):	September 16, 2019

Maturity Date:	December 15, 2029

Principal Amount:	$1,000,000,000

Benchmark Treasury:	UST 1.625% due August 15, 2029

Benchmark Treasury Yield:	1.622%

Spread to Benchmark Treasury:	+195 bps

Yield to Maturity:	3.572%

Coupon:	3.550%

Public Offering Price:	99.801%

Net Proceeds (after deducting the underwriting discount and estimated offering expenses):	$989.1 million

Make-whole Call:	T+ 30 bps

Call at Par:	On or after September 15, 2029

Interest Payment Dates:	June 15 and December 15, beginning on June 15, 2020 (long first coupon)

CUSIP / ISIN:	72650R BM3 / US72650RBM34

Joint Book-Running Managers:

Citigroup Global Markets Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
BBVA Securities Inc.
BMO Capital Markets Corp.
PNC Capital Markets LLC
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	CIBC World Markets Corp. Fifth Third Securities, Inc. ING Financial Markets LLC Regions Securities LLC TD Securities (USA) LLC

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Delivery of the notes is expected to be made against payment therefor on or about September 16, 2019, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Mizuho Securities USA LLC toll-free at (866) 271-7403, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or Scotia Capital (USA) Inc. collect at (212) 225-5501.